EXHIBIT 99.1

Fairfax Financial to Acquire Pethealth Inc. for $2.79 Per Share in Cash

TORONTO and OAKVILLE, ONTARIO, August 29, 2014 — Fairfax Financial Holdings Limited (TSX: FFH)(TSX: FFH.U) (“Fairfax”) and Pethealth Inc. (TSX: PTZ) (“Pethealth”) announced today that they have entered into an arrangement agreement (the “Arrangement Agreement”) under which Fairfax will acquire all of the outstanding common shares of Pethealth for $2.79 per share in cash. In addition, under the terms of the transaction, Fairfax will acquire all of the outstanding preferred shares of Pethealth for a purchase price of $2.79 per share in cash, plus any dividends accrued but unpaid up to, but excluding, the day of closing.

The purchase price represents a premium of approximately 26% to the closing price of Pethealth’s common shares on the TSX on August 29, 2014 and a premium of approximately 69% to the closing price of Pethealth’s common shares on the TSX on August 15, 2014 (Pethealth announced on August 19, 2014 that it was reviewing strategic alternatives).  The purchase price also represents a premium of approximately 69% to Pethealth’s volume weighted average share price for the twenty trading days ending on August 15, 2014 and a premium of 36% to the all-time high price of Pethealth’s common shares prior to such date.

Total cash consideration of approximately $100 million will be paid for Pethealth’s common and preferred shares and options.  The transaction, which will be completed by way of a plan of arrangement (the “Arrangement”), is subject to certain customary closing conditions, and is expected to close in the fourth quarter of 2014.

The board of directors of Pethealth, after consultation with its financial and legal advisors, and on the unanimous recommendation of the Special Committee of the board of directors of Pethealth, has determined to recommend that shareholders of Pethealth vote in favour of the Arrangement.  Raymond James & Associates, Inc. has provided a fairness opinion to the Special Committee of the board of directors of Pethealth.  Mark Warren, the president, chief executive officer and a director of Pethealth who owns approximately 9.7% of the outstanding common shares, voted against the approval of the transaction.

Certain shareholders of Pethealth, including certain directors, who in the aggregate beneficially own approximately 14.5% of the outstanding common shares and 40.4% of the outstanding preferred shares, have agreed pursuant to voting support agreements to vote their shares in favour of the Arrangement unless the Arrangement Agreement is terminated.

In addition, certain other shareholders, including Burgundy Asset Management Ltd. and Richard J. Renaud, collectively representing 36.4% of the outstanding common shares, 24.8% of the outstanding preferred shares and 35% of all outstanding shares in both classes, have entered into voting support agreements that commit the shareholders who are parties thereto to (i) vote their shares in favour of the Arrangement and not in favour of any competing offer and (ii) if the Arrangement Agreement is terminated for any reason other than certain limited circumstances, to sell their shares in Pethealth to Fairfax for $2.79 per share into a take-over bid  made by Fairfax for any and all of the common shares for $2.79 per common share and preferred share within 10 business days of the date of termination of the Arrangement Agreement.

In aggregate, shareholders holding 50.9% of the outstanding common shares, 65.2% of the outstanding preferred shares and 52.7% of all outstanding shares in both classes have entered into voting support agreements.

If the Arrangement Agreement is terminated under certain circumstances, a $3.5 million termination fee is payable by Pethealth to Fairfax.

Completion of the transaction is subject to customary closing conditions, including court approval of the arrangement, the approval of the Pethealth shareholders voting as a single class, and regulatory approval in the United Kingdom.   It is expected that the Pethealth shareholder meeting will occur by early November 2014.

Full details of the transaction will be included in an information circular to be mailed to Pethealth shareholders in advance of the shareholder meeting to approve the Arrangement.  A copy of the Arrangement Agreement, the information circular, voting support agreements and related documents will be filed with the Canadian securities regulatory authorities and will be available under Pethealth’s profile at www.sedar.com .

Raymond James & Associates, Inc. served as financial advisor to the Special Committee of the board of directors of Pethealth.

About Fairfax

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

About Pethealth

Pethealth is North America’s second largest provider of medical insurance for dogs and cats to pet owners, operating in the United States, Canada and the United Kingdom. In addition, the Company is the leading provider of management software to North American animal welfare organizations through its SaaS-based application and is the leading provider of pet related database management services to the North American companion animal industry. Pethealth offers a unique range of products and services for veterinarians, shelters and pet owners through a number of wholly owned subsidiaries using a range of brand names including PetCare, 24PetWatch, Pet Protect, Petpals Direct, ShelterCare, PetPoint, Petango.com and ThePetangoStore.com.

Pethealth is based in Oakville, Ontario. To find out more about Pethealth, visit the web site at www.pethealthinc.com.

Forward-Looking Statements

This press release contains information that is forward-looking information within the meaning of applicable securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other similar expressions concerning matters that are not historical facts and include statements regarding expectations regarding whether a transaction will be consummated, including whether conditions to the consummation of the transaction will be satisfied, or the timing for completing the transaction.

Forward-looking information by its nature necessarily involves risks and uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future events, performance or achievements expressed or implied by such forward-looking information.  If any of these risks or uncertainties were to materialize or if the factors and assumptions underlying the forward-looking information were to provide incorrect, actual results could vary materially from those that are expressed or implied by such forward-looking information.

Risks and uncertainties regarding Fairfax are described in its most recently issued Annual Report which is available at www.fairfax.ca and in its Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com.  Risks and uncertainties regarding Pethealth are described in Pethealth’s most recent Annual Information Form which is available on SEDAR at www.sedar.com.  Each of Fairfax and Pethealth disclaims any intention or obligation, other than those required by securities laws, to update or revise any forward-looking information.

Contact Information:

Fairfax Financial Holdings Limited

John Varnell

Vice President, Corporate Development

416-367-4941

Pethealth Inc.

Glen Tennison

Chief Financial Officer

905-842-2615